RECD S.E.C.
DEC 2 0 2006
1086

06064011

No Act DC
P.E. 12-8-06

December 14, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

BEST AVAILABLE COPY

Act: 1934
Section: 12
Rule:
Public Availability: 12/14/2006

Re: Tennessee Valley Authority
Incoming letter dated December 8, 2006

Based on the facts presented in your letter, the Division of Corporation Finance concurs in the views expressed in your letter regarding the effect of filing information, documents, and reports pursuant to Section 37 of the Exchange Act on the treatment of the TVA and its securities under the Securities Act, the Exchange Act and the Trust Indenture Act of 1939. Capitalized terms have the same meanings you defined in your letter.

Based on the facts presented and on your opinion that the there is a conflict between specific requirements of the TVA Act and the Exchange Act, the Division of Corporation Finance will not recommend enforcement action if, rather than complying with Section 10A(m)(2) of the Exchange Act with regard to the appointment of a registered public accounting firm, TVA complies with Section 2(g)(1)(M) of the TVA Act.

The Division of Market Regulation has asked us to inform you that, based on the facts presented in your letter, the Division of Market Regulation concurs in the views expressed in your letter regarding the effect of Section 37 of the Exchange Act on the treatment of the Tennessee Valley Authority and its securities under the provisions of the Exchange Act cited in your letter that are administered by the Division.

The Division of Investment Management has asked us to inform you that, based on the facts presented in your letter, the Division of Investment Management concurs in the views expressed in your letter regarding the effect of Section 37 of the Exchange Act on the treatment of the Tennessee Valley Authority and its securities under the Investment Company Act of 1940.

The above positions are based solely on the facts presented in your letter. Any different facts or circumstances might require another conclusion. In particular, your letter and our response of course do not extend to situations where material information is omitted that would be necessary to be included to make the statements made, in light of the circumstances in which they are made, not misleading.

PROCESSED
JAN 1 2 2007
THOMSON
FINANCIAL

Sincerely,

Paula Dubberly
Associate Director - Legal

1376986

3-1-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2006

Mail Stop 3010

Maureen H. Dunn, Executive Vice President
& General Counsel
Tennessee Valley Authority
400 West Summit Hill Drive
Knoxville, Tennessee 37902-1401

RE: Tennessee Valley Authority

Dear Ms. Dunn:

In regard to your letter of December 8, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Office Chief Counsel

Tennessee Valley Authority, 400 West Summit Hill Drive, Knoxville, Tennessee 37902-1401

Maureen H. Dunn
Executive Vice President and General Counsel

DEC 0 8 2006

Carol McGee, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Tennessee Valley Authority

Dear Ms. McGee:

The Tennessee Valley Authority ("TVA") is a wholly-owned corporate agency and instrumentality of the United States created by Congress. It exists and operates pursuant to the Tennessee Valley Authority Act of 1933, *as amended*, 16 U.S.C. §§ 831-831ee (2000 & Supp. IV 2004) (the "TVA Act"). In 2004, President Bush signed into law the Consolidated Appropriations Act, 2005, which added section 37 to the Securities Exchange Act of 1934 (the "Exchange Act"). Section 37 requires TVA to file such reports "as would be required pursuant to section 13 if [TVA] were an issuer of a security registered pursuant to section 12," but specifically exempts TVA from having to register its securities with the Securities and Exchange Commission (the "SEC").

As TVA will soon file its first Form 10-K pursuant to section 37, we request the Staff's concurrence with our view that section 37 and filing reports under section 37 will not cause any alteration of the existing treatment of TVA with regard to whether:

- Securities issued or guaranteed by TVA are "exempted securities" under the Securities Act of 1933 (the "Securities Act") and may be sold without registration under the Securities Act.

- Securities issued or guaranteed by TVA are "exempted securities" and "government securities" under the Exchange Act.

- TVA is excluded from the definitions of "government securities broker" and "government securities dealer" under the Exchange Act.

Printed on recycled paper

DEC 0 8 2006

- TVA is exempt from sections 14(a)-(d) and 14(f)-(h) of the Exchange Act insofar as they relate to securities issued by TVA.

- Transactions in TVA securities are exempt from rules governing tender offers under Regulation 14E of the Exchange Act.

- Debt securities issued or guaranteed by TVA are securities issued or guaranteed as to principal or interest by an agency of the United States for purposes of Rule 15c3-1(c)(2)(vi)(A) under the Exchange Act.

- TVA is exempt from the Trust Indenture Act of 1939 insofar as it relates to securities issued by TVA, and no independent trustee is required for such securities.

- Securities issued or guaranteed as to principal or interest by TVA are "government securities" for purposes of the Investment Company Act of 1940.

- TVA is an agency, authority, or instrumentality of the United States for purposes of the Investment Company Act of 1940.

In TVA's opinion, on its face there would appear to be a conflict between the literal requirements of section 10A(m)(2) of the Exchange Act dealing with the appointment of the external auditor by the audit committee and the TVA Act's requirement that the TVA Board of Directors ("Board") engage the services of the external auditor.

The Consolidated Appropriations Act, 2005, significantly modified TVA's governance structure. Congress mandated that TVA's three person board of directors be replaced with a nine person Board appointed by the President by and with the advice and consent of the Senate. Congress required the new Board to establish an audit committee, which would be responsible for "recommend[ing] to the Board an external auditor" and "receiv[ing] and review[ing] reports from the external auditor." Additionally, section 2(g)(1)(M) of the TVA Act provides that the TVA Board shall "engage the services of an external auditor for the Corporation." This provision conflicts with the auditor appointment provision of section 10A(m)(2) of the Exchange Act, which states that "[t]he audit committee of each issuer . . . shall be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by that issuer. . . ."

By reserving certain actions to the Board and limiting the scope of the responsibility of the audit committee when it amended the TVA Act, Congress specifically restricted the duties of TVA's audit committee and did so in a way that would preclude it from appointing the external auditor as mandated by section 10A(m)(2) of the Exchange Act and the related regulations. The conflicting requirements of the two statutes with respect to the appointment of the external auditor place TVA in a situation where compliance with one statute would conflict with the literal requirements of the other.

Since Congress has determined in the case of TVA that selection of external auditors is more appropriately performed by the full Board rather than a subset of the Board, TVA respectfully requests the assurance of the Staff that it will not recommend enforcement action if TVA complies with the audit committee provisions of the TVA Act and not with the provision of section 10A(m)(2) of the Exchange Act dealing with the appointment of the external auditor.

For your convenience, enclosed is the relevant portion of the TVA Act.

If you have any questions or require additional information, please call the undersigned at (865) 632-4131 or Michael L. Wills, Assistant General Counsel, at (865) 632-7778. If the Staff does not agree with TVA's request, we would appreciate the opportunity to confer with the Staff prior to a written response to this letter.

Sincerely,

Maureen H. Dunn

Enclosure

003785737

ENCLOSURE
SECTION 2 OF THE TVA ACT

Sec. 2. MEMBERSHIP, OPERATION, AND DUTIES OF THE BOARD OF DIRECTORS.

(a) MEMBERSHIP.--

(1) APPOINTMENT.--The Board of Directors of the Corporation (referred to in this Act as the "Board") shall be composed of 9 members appointed by the President by and *with the advice and consent of the Senate*, at least 7 of whom shall be a legal resident of the service area of the Corporation.

(2) CHAIRMAN.--The members of the Board shall select 1 of the members to act as chairman of the Board.

(b) QUALIFICATIONS.--To be eligible to be appointed as a member of the Board, an individual--

(1) shall be a citizen of the United States;

(2) shall have management expertise relative to a large for-profit or nonprofit corporate, government, or academic structure;

(3) shall not be an employee of the Corporation;

(4) shall make full disclosure to Congress of any investment or other financial interest that the individual holds in the energy industry; and

(5) shall affirm support for the objectives and missions, of the Corporation, including being a national leader in technological innovation, low-cost power, and environmental stewardship.

(c) RECOMMENDATIONS.--In appointing members of the Board, the President shall-

(1) consider recommendations from such public officials as--

(A) the Governors of States in the service area;

(B) individual citizens;

(C) business, industrial, labor, electric power distribution, environmental, civic, and service organizations; and

(D) the congressional delegations of the States in the service area; and

(2) seek qualified members from among persons who reflect the diversity, including the geographical diversity, and needs of the service area of the Corporation.

(d) TERMS.--

(1) IN GENERAL.--A member of the Board shall serve a term of 5 years. A member of the Board whose term has expired may continue to serve after the member's term has expired until the date on which a successor takes office, except that the member shall not serve beyond the end of the session of Congress in which the term of the member expires.

(2) VACANCIES.--A member appointed to fill a vacancy on the Board occurring before the expiration of the term for which the predecessor of the member was appointed shall be appointed for the remainder of that term.

(e) QUORUM.--

(1) IN GENERAL.--Five of the members of the Board shall constitute a quorum for the transaction of business.

(2) VACANCIES.--A vacancy on the Board shall not impair the power of the Board to act.

(f) COMPENSATION.--

(1) IN GENERAL.--A member of the Board shall be entitled to receive--

(A) a stipend of--

(i) $45,000 per year; or

(ii)(I) in the case of the chairman of any committee of the Board created by the Board, $46,000 per year; or

(II) in the case of the chairman of the Board, $50,000 per year; and

(B) travel expenses, including per diem in lieu of subsistence, in the same manner as persons employed intermittently in Government service under section 5703 of title 5, United States Code.

(2) ADJUSTMENTS IN STIPENDS.--The amount of the stipend under paragraph (1)(A)(i) shall be adjusted by the same percentage, at the same time and manner, and subject to the same limitations as are applicable to adjustments under section 5318 of title 5, United States Code.

(g) DUTIES.--

(1) IN GENERAL.--The Board shall--

(A) establish the broad goals, objectives, and policies of the Corporation that are appropriate to carry out this Act;

(B) develop long-range plans to guide the Corporation in achieving the goals, objectives, and policies of the Corporation and provide assistance to the chief executive officer to achieve those goals, objectives, and policies;

(C) ensure that those goals, objectives, and policies are achieved;

(D) approve an annual budget for the Corporation;

(E) adopt and submit to Congress a conflict-of-interest policy applicable to members of the Board and employees of the Corporation;

(F) establish a compensation plan for employees of the Corporation in accordance with subsection (i);

(G) approve all compensation (including salary or any other pay, bonuses, benefits, incentives, and any other form of remuneration) of all managers and technical personnel that report directly to the chief executive officer (including any adjustment to compensation);

(H) ensure that all activities of the Corporation are carried out in compliance with applicable law;

(I) create an audit committee, composed solely of Board members independent of the management of the Corporation, which shall--

(i) in consultation with the inspector general of the Corporation, recommend to the Board an external auditor;

(ii) receive and review reports from the external auditor of the Corporation and inspector general of the Corporation; and

(iii) make such recommendations to the Board as the audit committee considers necessary;

(J) create such other committees of Board members as the Board considers to be appropriate;

(K) conduct such public hearings as it deems appropriate on issues that could have a substantial effect on--

(i) the electric ratepayers in the service area; or

(ii) the economic, environmental, social, or physical well-being of the people of the service area;

(L) establish the electricity rates charged by the Corporation; and

(M) engage the services of an external auditor for the Corporation.

(2) MEETINGS.--The Board shall meet at least 4 times each year.

(h) CHIEF EXECUTIVE OFFICER.--

(1) APPOINTMENT.--The Board shall appoint a person to serve as chief executive officer of the Corporation.

(2) QUALIFICATIONS.--

(A) IN GENERAL.--To serve as chief executive officer of the Corporation, a person--

(i) shall have senior executive-level management experience in large, complex organizations;

(ii) shall not be a current member of the Board or have served as a member of the Board within 2 years before being appointed chief executive officer; and

(III) shall comply with the conflict-of-interest policy adopted by the Board.

(B) EXPERTISE.--In appointing a chief executive officer, the Board shall give particular consideration to appointing an individual with expertise in the electric industry and with strong financial skills.

(3) TENURE.--The chief executive officer shall serve at the pleasure of the Board.

(i) COMPENSATION PLAN.--

(1) IN GENERAL.--The Board shall approve a compensation plan that specifies all compensation (including salary or any other pay, bonuses, benefits, incentives, and any other form of remuneration) for the chief executive officer and employees of the Corporation.

(2) ANNUAL SURVEY.--The compensation plan shall be based on an annual survey of the prevailing compensation for similar positions in private industry, including engineering and electric utility companies, publicly owned electric utilities, and Federal, State, and local governments.

(3) CONSIDERATIONS.--The compensation plan shall provide that education, experience, level of responsibility, geographic differences, and retention and recruitment needs will be taken into account in determining compensation of employees.

(4) POSITIONS AT OR BELOW LEVEL IV.--The chief executive officer shall determine the salary and benefits of employees whose annual salary is not greater than the annual rate payable for positions at level IV of the Executive Schedule under section 5315 of title 5, United States Code.

(5) POSITIONS ABOVE LEVEL IV.--On the recommendation of the chief executive officer, the Board shall approve the salaries of employees whose annual salaries would be in excess of the annual rate payable for positions at level IV of the Executive Schedule under section 5315 of title 5, United States Code. [48 Stat. 59, as amended by 119 Stat. 2963-2966, 16 U.S.C. sec. 831a]